UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

InferX Corporation (formerly Black Nickel Acquisition Corp. I)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
None
(CUSIP Number)
October 25, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	[None]	13G	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Lacuna Venture Fund LLLP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS ID No.: 20-5598801

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		900,000 Shares (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

900,000 Shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

900,000 Shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.97% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1) This Schedule 13G is filed by Lacuna Venture Fund LLLP (“Lacuna Venture Fund”), Lacuna Ventures GP LLLP (“Lacuna GP”) and Lacuna, LLC (“Lacuna LLC,” and, together with Lacuna Venture Fund and Lacuna GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) As described in Item 4 below, Lacuna Venture Fund holds 900,000 shares of Common Stock and warrants exercisable for 1,800,000 shares of Common Stock. Such warrants are not exercisable within 60 days. Lacuna LLC serves as the sole general partner of Lacuna GP, which serves as the sole general partner of Lacuna Venture Fund. Lacuna LLC and Lacuna GP own no securities of the Issuer directly. Each of Lacuna Venture Fund, Lacuna GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, 900,000 shares of Common Stock.

(3) This percentage is calculated based upon 9,029,392 shares of the Issuer’s Common Stock outstanding as of October 27, 2006, as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on October 30, 2006.

CUSIP No.	[None]	13G	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Lacuna Ventures GP LLLP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS ID No.: 20-5598746

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		900,000 Shares (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

900,000 Shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

900,000 Shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.97% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1) This Schedule 13G is filed by Lacuna Venture Fund LLLP (“Lacuna Venture Fund”), Lacuna Ventures GP LLLP (“Lacuna GP”) and Lacuna, LLC (“Lacuna LLC,” and, together with Lacuna Venture Fund and Lacuna GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) As described in Item 4 below, Lacuna Venture Fund holds 900,000 shares of Common Stock and warrants exercisable for 1,800,000 shares of Common Stock. Such warrants are not exercisable within 60 days. Lacuna LLC serves as the sole general partner of Lacuna GP, which serves as the sole general partner of Lacuna Venture Fund. Lacuna LLC and Lacuna GP own no securities of the Issuer directly. Each of Lacuna Venture Fund, Lacuna GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, 900,000 shares of Common Stock.

(3) This percentage is calculated based upon 9,029,392 shares of the Issuer’s Common Stock outstanding as of October 27, 2006, as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on October 30, 2006.

CUSIP No.	[None]	13G	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Lacuna, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS ID No.: 20-3982096

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		900,000 Shares (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

900,000 Shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

900,000 Shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.97% (3) %

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) This Schedule 13G is filed by Lacuna Venture Fund LLLP (“Lacuna Venture Fund”), Lacuna Ventures GP LLLP (“Lacuna GP”) and Lacuna, LLC (“Lacuna LLC,” and, together with Lacuna Venture Fund and Lacuna GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) As described in Item 4 below, Lacuna Venture Fund holds 900,000 shares of Common Stock and warrants exercisable for 1,800,000 shares of Common Stock. Such warrants are not exercisable within 60 days. Lacuna LLC serves as the sole general partner of Lacuna GP, which serves as the sole general partner of Lacuna Venture Fund. Lacuna LLC and Lacuna GP own no securities of the Issuer directly. Each of Lacuna Venture Fund, Lacuna GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, 900,000 shares of Common Stock.

(3) This percentage is calculated based upon 9,029,392 shares of the Issuer’s Common Stock outstanding as of October 27, 2006, as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on October 30, 2006.

CUSIP NO. [None]	13G	Page 5 of 9

Item 1(a).	Name of Issuer:

InferX Corporation (formerly Black Nickel Acquisition Corp. I)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 Colonial Center Parkway, Ste. 260 Roswell, GA 30076

Item 2(a).	Name of Person Filing:

Lacuna, LLC (“Lacuna LLC”) Lacuna Ventures GP LLLP (“Lacuna GP”) Lacuna Venture Fund LLLP (“Lacuna Venture Fund”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Lacuna Ventures 1100 Spruce Street, Ste. 202 Boulder, CO 80302

Item 2(c).	Citizenship:

Lacuna, LLC — Delaware Lacuna Ventures GP LLLP — Delaware Lacuna Venture Fund LLLP — Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP NO. [None]	13G	Page 6 of 9

Item 4.	Ownership.
     The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of November 3, 2006:

	Lacuna Entities (1)	Lacuna LLC		Lacuna GP		Lacuna Venture Fund
(a)	Beneficial Ownership	900,000	(2)	900,000	(2)	900,000	(2)
(b)	Percentage of Class (3)	9.97%		9.97%		9.97%
(c)(i)	Sole Voting Power	0		0		0
(c)(ii)	Shared Voting Power	900,000	(2)	900,000	(2)	900,000	(2)
(c)(iii)	Sole Dispositive Power	0		0		0
(c)(iv)	Shared Dispositive Power	900,000	(2)	900,000	(2)	900,000	(2)

(1)	This Schedule 13G is filed by Lacuna Venture Fund LLLP (“Lacuna Venture Fund”), Lacuna Ventures GP LLLP (“Lacuna GP”) and Lacuna, LLC (“Lacuna LLC,” and, together with Lacuna Venture Fund and Lacuna GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Lacuna Venture Fund holds 900,000 shares of Common Stock and warrants exercisable for 1,800,000 shares of Common Stock. Such warrants are not exercisable within 60 days. Lacuna LLC serves as the sole general partner of Lacuna GP, which serves as the sole general partner of Lacuna Venture Fund. Lacuna LLC and Lacuna GP own no securities of the Issuer directly. Each of Lacuna Venture Fund, Lacuna GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, 900,000 shares of Common Stock.

(3)	This percentage is calculated based upon 9,029,392 shares of the Issuer’s Common Stock outstanding as of October 27, 2006, as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on October 30, 2006.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the Lacuna Venture Fund partnership agreement, the general partners and the limited partners of such entity may have the right to receive dividends or distributions from, or the proceeds from the sale of, the Common Stock of the Issuer owned by such entity. No such partner’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. [None]	13G	Page 7 of 9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 3, 2006

LACUNA VENTURE FUND LLLP
By: Lacuna Ventures GP LLLP, its general partner
By: Lacuna, LLC, its general partner

By: /s/ J.K. Hullett J.K. Hullett, Member

LACUNA VENTURES GP LLLP
By: Lacuna, LLC, its general partner

By: /s/ J.K. Hullett J.K. Hullett, Member

LACUNA, LLC

By: /s/ J.K. Hullett J.K. Hullett, Member

CUSIP NO. [None]	13G	Page 8 of 9
Exhibit 99.1
EXHIBIT INDEX

Exhibit No.
99.1	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Ventures GP LLLP and Lacuna, LLC.